Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

January 28, 2011

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Post-Effective Amendment No. 66

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 66 (“PEA 66”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 66 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 61 (“PEA 61”) filed on August 18, 2010 on Form N-1A. PEA 66 (i) reflects changes to PEA 61 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on October 21, 2010, (ii) includes certain other information not previously included in PEA 61, and (iii) includes certain other required exhibits.

PEA 66 includes a prospectus and statement of additional information for the ALPS/Kotak India Growth Fund (the “Fund”), a series of the Registrant. There are no disclosures within PEA 66 which would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on October 21, 2010 to PEA 61, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Mr. John Ganley

January 28, 2011

STAFF COMMENTS: GENERAL & PROSPECTUS (“PEA 61”); STATEMENT OF ADDITIONAL INFORMATION (“PEA SAI 61”)

1.

Staff Comment: Rule 140 under the 1933 Act states that a person is to be regarded as engaged in the distribution of the securities of another issuer’s securities if the “chief part” of that person’s business “consists of the purchase of the securities of one issuer, or of two or more affiliated issuers. . . and the sale of its own securities” As the Fund could be deemed to be engaged in “distribution” (as defined under Rule 140) of the Portfolio’s securities, we believe that the Portfolio should be subject to registration requirements of Section 5 of the 1933 Act, including the requirement that the Portfolio and the Portfolio’s directors sign the Fund’s registration statement.

Registrant’s Response: The Registrant has revised Part C of PEA 66 to have the Portfolio sign the registration statement and its Board of Directors sign the Fund’s registration statement on behalf of the Portfolio.

2.

Staff Comment: The Staff confirmed that the Board of Directors of the Portfolio need not comply with the Board structure requirements set forth in the no-action letter issued by the Staff available March 12, 1997 in connection with the South Asia Portfolio (File No. 811-8340).

3.

Staff Comment: Please confirm whether Kotak Mahindra (UK) Limited, the sub-adviser for the Portfolio (the “Sub-Adviser”), is registered with the Commission as an investment adviser and its sub-advisory agreement with the Fund is subject to Section 15 of the 1940 Act.

Registrant’s Response: Kotak Mahindra (UK) Limited is registered with the SEC as an investment adviser (IARD/CRD No. 138885; SEC No. 801-65802) and its sub-advisory agreement with the Fund is subject to Section 15 of the 1940 Act.

4.

Staff Comment: In the Fund Summary section under the heading “Principal Investment Strategies of the Fund” on page 3 of PEA 61 and in the Investment Objective and Principal Investment Strategies section under the heading “What are the Fund’s Principal Investment Strategies?” on page 10 of PEA 61, please revise the first bullet point to state that “. . .. are organized under the laws of, or maintain their principal place of business in, or for which the principal trading market for their securities is in India; ….”

Registrant’s Response: The Registrant has revised the first paragraph of the Fund’s principal investment strategy on pages 3 and 6 in PEA 66 in accordance with the Staff’s comment as follows (in pertinent part and with emphasis added):

To achieve its objective, the Fund will invest at least 80% of its total assets in equity and equity-linked securities of “Indian companies.” Indian companies are those that:

•	are organized under the laws of, or maintain their principal place of business in, or for which the principal trading market for their securities is in India; or

Mr. John Ganley

January 28, 2011

•	derive 50% or more of their total revenue or profit from either goods or services produced or sales made in India; or

•	have 50% or more of their assets in India.

5.

Staff Comment: In the Fund Summary section under the heading “Principal Risks of the Funds” on page 4 of PEA 61, please reduce the length of this section by summarizing the principal risks that are more fully disclosed beginning on page 14 of PEA 61.

Registrant’s Response: The Registrant has revised the disclosure in PEA 66 in accordance with the Staff’s comment.

6.

Staff Comment: Please add disclosure in the Fund Summary section of PEA 61 under the heading “Principal Investment Strategies of the Fund” clarifying that all risks and restrictions associated with investments made by the Fund set forth in the Prospectus and SEC apply equally to investments made indirectly by the Fund through the Portfolio.

Registrant’s Response: The Registrant has revised (i) the third paragraph under the heading “Principal Investment Strategies of the Fund” in the Fund Summary section on page 3 of PEA 66 and (ii) the fourth paragraph under the heading “Investment Objective and Policies” on page 1 of the Statement of Additional Information in PEA 66 in accordance with the Staff’s comment as follows (in pertinent part and with emphasis added):

To the extent the Fund invests through the Portfolio, an investment in the Fund is an indirect investment in the Portfolio. Unless the context indicates otherwise, descriptions in this Prospectus of securities and transactions, and their associated investment risks and restrictions, refer to and apply with respect to investments made indirectly by the Fund through the Portfolio.

7.	Staff Comment: Please add disclosure in the Fund Summary section of PEA 61 with respect to the market capitalizations of the companies in which the Fund intends to invest.

Mr. John Ganley

January 28, 2011

Registrant’s Response: The Registrant has added disclosure in the Fund Summary section of PEA 66 in accordance with the Staff’s comment as follows:

The Fund intends to invest in companies of all capitalization sizes.

8.

Staff Comment: On pages 6 and 16 of PEA 61 and page 22 of PEA SAI 61, the Registrant discloses that the Government of India issued a draft Direct Taxes Code (the “Code”) bill, which is expected to go effective April 1, 2011. The disclosure further states that if enacted, the Code will replace the existing Income Tax Act, 1961 and “could have an adverse impact on the taxability of the Fund and the returns to the investors.” In your response letter, please more fully discuss the adverse impact on the taxability of the Fund and the returns to the investors if the Code is enacted and the likelihood of these adverse consequences occurring.

Registrant’s Response: Based on the opinion of Indian legal counsel, the Registrant has revised the disclosure on pages 4 and 10 of PEA 66 and page 21 of PEA SAI 66 as follows:

Draft Direct Taxes Code Bill. As part of its tax reform initiatives, the Government of India is in the process of revising, consolidating and simplifying the language and structure of India’s direct tax laws into a single piece of legislation – the Direct Tax Code (“DTC”). In furtherance of this objective, a draft bill for the DTC was placed before the Indian Parliament on August 30, 2010. The DTC is in its draft stages and has been referred to a Parliamentary Standing Committee, which will give its suggestions thereon after one more round of public comments. After the DTC is approved by both Houses of the Indian Parliament and receives the President’s assent, it would be enacted as law. The DTC is intended to replace the current Income Tax Act, 1961 effective April 1, 2012.

A general anti-avoidance provision (“GAAR”) has been embodied into the DTC. GAAR would be applicable where the main purpose of an arrangement is tax avoidance. GAAR provisions empower the tax authorities to declare any arrangement as an “impermissible avoidance arrangement,” provided the same has been entered into with the main objective of obtaining tax benefit under specified circumstances. The specific rules relating to invocation of GAAR by the Revenue authorities are yet to be notified. While the Portfolio will seek to establish residency in the Republic of Mauritius in order to receive benefits under the Treaty, the Indian tax authorities could challenge the Treaty benefits if the main purpose of the Portfolio’s residency in Mauritius is considered to be obtaining a tax benefit in India. If such a challenge were upheld, this could result in the benefits under the Treaty being denied and the Portfolio would be disregarded and the income from India would be reallocated to the Fund. This reallocation could have an adverse impact on the taxability

Mr. John Ganley

January 28, 2011

of the Fund and the returns to the investors by imposing capital gains tax as follows: (a) long-term capital gains on sale of shares in the stock exchange on which securities transaction tax is discharged (zero); (b) short-term capital gains on sale of shares in the stock exchange on which securities transaction tax is discharged (effective rate of 15%); and (c) long- or short-term capital gains on sales of unlisted shares or listed shares where securities transaction tax is not discharged (effective rate of 30%), with long-term capital gains being eligible for indexation benefits.

* * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of Financial Investors Trust

cc:	Amit Garg, Kotak Mahindra (UK) Limited

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP